UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
    ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☑ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
NY Scoops LLC

Legal status of issuer

    Form
    Limited Liability Company

    Jurisdiction of Incorporation/Organization
    New Jersey

    Date of organization
    January 8, 2012

Physical address of issuer
20 Silver Fox Lane, 20 SILVER FOX LN, SUSSEX, NJ 07461

Website of issuer
www.CoolSuppliers.com

Current number of employees
1

	Most recent fiscal year-end	**Prior fiscal year-end**
Total Assets	570598	288,686
Cash & Cash Equivalents	4444	8549
Accounts Receivable	0	30,255
Short-term Debt	88,988	174,170
Long-term Debt	221,043	95,520
Revenues/Sales	225,128	598,728
Cost of Goods Sold	128606	254,644
Taxes Paid	$0.00	$0.00
Net Income	-33904	33,869

May 5, 2020

FORM C-AR

NY Scoops LLC



       This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR) is being furnished by NY Scoops LLC, a New Jersey Limited Liability Company (the "Company," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at www.CoolSuppliers.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file

reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is May 5, 2020

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The

Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Table of Contents

About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

NY Scoops LLC (the "Company") is a New Jersey Limited Liability Company, formed on January 8, 2012. The Company is currently also conducting business under the name of Cool Suppliers.

The Company is located at 20 Silver Fox Lane, 20 SILVER FOX LN, SUSSEX, NJ 07461.

The Company's website is www.CoolSuppliers.com.

The information available on or through our website is not a part of this Form C-AR.

The Business

We are the makers and movers of the Cool Suppliers, an all natural frozen smoothie in a super stylish squeeze pop.

RISK FACTORS

Risks Related to the Company's Business and Industry

The development and commercialization of our products are highly competitive.
Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing and thus may be better equipped than us to develop and commercialize all natural frozen treats. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position.

We rely on other companies to provide raw materials and basic ingredients for our products.
We depend on these suppliers and subcontractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or subcontractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate to manufacture, or from whom we acquire such items, do not provide us the raw materials, major components, or basic ingredients which meet required specifications and perform to our and our customers' expectations. Our suppliers may be less likely than us to be able to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two subcontractors or suppliers for a particular raw material, component, or basic ingredient.

One of the potential risks we face in the distribution of our products is liability resulting from counterfeit or tainted products infiltrating the supply chain.
Because we source ingredients from various sources, we rely on various suppliers and their quality control measures. While we have procedures to maintain the highest quality levels in our products, we may be subject to faulty, spoiled or tainted ingredients or components in our products, which would negatively affect our products and our customers' experience with them and could decrease customer demand for our products. In addition, if there are serious illness or injury due to our products, there can be no assurance that the insurance coverage we maintain is

sufficient or will be available in adequate amounts or at a reasonable cost, or that indemnification agreements will provide us with adequate protection.

Manufacturing or design defects, unanticipated use of our products, or inadequate disclosure of risks relating to the use of the products can lead to injury or other adverse events.
These events could lead to recalls or safety alerts relating to our products (either voluntary or required by governmental authorities) and could result, in certain cases, in the removal of a product from the market. Any recall could result in significant costs as well as negative publicity that could reduce demand for our products. Personal injuries relating to the use of our products can also result in product liability claims being brought against us. In some circumstances, such adverse events could also cause delays in new product approvals. Similarly, negligence in performing our services can lead to injury or other adverse events.

We plan to implement new lines of business or offer new products and services within existing lines of business.
There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients, or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.
In particular, the Company is dependent on Timothy Kostenko who is the Founder of the Company. The Company has or intends to enter into employment agreements with Timothy Kostenko although the loss of Timothy Kostenko could harm the Company's business, financial condition, cash flow and results of operations.

Maintaining, extending and expanding our reputation and brand image are essential to our business success.
We seek to maintain, extend, and expand our brand image through marketing investments, including advertising and consumer promotions, and product innovation. Increasing attention on marketing could adversely affect our brand image. It could also lead to stricter regulations and greater scrutiny of marketing practices. Existing or increased legal or regulatory restrictions on our advertising, consumer promotions and marketing, or our response to those restrictions, could limit our efforts to maintain, extend and expand our brands. Moreover, adverse publicity about regulatory or legal action against us could damage our reputation and brand image, undermine

our customers' confidence and reduce long-term demand for our products, even if the regulatory or legal action is unfounded or not material to our operations.

In addition, our success in maintaining, extending, and expanding our brand image depends on our ability to adapt to a rapidly changing media environment. We increasingly rely on social media and online dissemination of advertising campaigns. The growing use of social and digital media increases the speed and extent that information or misinformation and opinions can be shared. Negative posts or comments about us, our brands or our products on social or digital media, whether or not valid, could seriously damage our brands and reputation. If we do not establish, maintain, extend and expand our brand image, then our product sales, financial condition and results of operations could be adversely affected.

Product safety and quality concerns, including concerns related to perceived quality of ingredients, could negatively affect the Company's business.
Our success depends in large part on its ability to maintain consumer confidence in the safety and quality of all our products. We have rigorous product safety and quality standards. However, if products taken to market are or become contaminated or adulterated, we may be required to conduct costly product recalls and may become subject to product liability claims and negative publicity, which would cause its business to suffer. In addition, regulatory actions, activities by nongovernmental organizations and public debate and concerns about perceived negative safety and quality consequences of certain ingredients in our products may erode consumers' confidence in the safety and quality issues, whether or not justified, and could result in additional governmental regulations concerning the marketing and labeling of our products, negative publicity, or actual or threatened legal actions, all of which could damage our reputation and may reduce demand for our products.

We are vulnerable to fluctuations in the price and supply of ingredients, packaging materials, and freight.
The prices of the ingredients, packaging materials and freight are subject to fluctuations in price attributable to, among other things, changes in supply and demand of [chemicals, raw materials, crops or other commodities, fuel prices and government-sponsored agricultural and livestock programs]. The sales prices to our customers are a delivered price. Therefore, changes in our input costs could impact our gross margins. Our ability to pass along higher costs through price increases to our customers is dependent upon competitive conditions and pricing methodologies employed in the various markets in which we compete. To the extent competitors do not also increase their prices, customers and consumers may choose to purchase competing products or may shift purchases to lower-priced private label or other value offerings which may adversely affect our results of operations.

The loss of our third-party distributors could impair our operations and substantially reduce our financial results.
We continually seek to expand distribution of our products by entering into distribution arrangements with regional salespeople or other direct store delivery distributors having

established sales, marketing and distribution organizations. Many distributors are affiliated with and manufacture and/or distribute other products. In many cases, such products compete directly with our products. The marketing efforts of our distributors are important for our success. If our brands prove to be less attractive to our existing distributors and/or if we fail to attract additional distributors and/or our distributors do not market and promote our products above the products of our competitors, our business, financial condition and results of operations could be adversely affected.

Our business is substantially dependent upon awareness and market acceptance of our products and brands.

Our business depends on acceptance by both our end consumers as well as our independent distributors of our brands as beverage brands that have the potential to provide incremental sales growth rather than reduce distributors' existing beverage sales. We believe that the success of our product name brands will also be substantially dependent upon acceptance of our product name brands. Accordingly, any failure of our brands to maintain or increase acceptance or market penetration would likely have a material adverse affect on our revenues and financial results.

As a food production company, all of our products must be compliant with regulations by the Food and Drug Administration (FDA).

We must comply with various FDA rules and regulations, including those regarding product manufacturing, food safety, required testing and appropriate labeling of our products. It is possible that regulations by the FDA and its interpretation thereof may change over time. As such, there is a risk that our products could become non-compliant with the FDA's regulations and any such non-compliance could harm our business.

Ingredient and packaging costs are volatile and may rise significantly, which may negatively impact the profitability of our business.

Costs of ingredients and packaging are volatile and can fluctuate due to conditions that are difficult to predict, including global competition for resources, weather conditions, natural or man-made disasters, consumer demand and changes in governmental trade and agricultural programs. As such, any material upward movement in raw materials pricing could negatively impact our margins, if we are not able to pass these costs on to our customers, or sales if we are forced to increase our prices, which would adversely affect our business, results of operations and financial condition.

Failure by our transportation providers to deliver our products on time or at all could result in lost sales.

We currently rely upon third-party transportation providers for a significant portion of our product shipments. Our utilization of delivery services for shipments is subject to risks, including increases in fuel prices, which would increase our shipping costs, and employee strikes and inclement weather, which may impact the ability of providers to provide delivery services that adequately meet our shipping needs. We may, from time to time, change third-party transportation providers, and we could therefore face logistical difficulties that could adversely affect deliveries. We may not be able to obtain terms as favorable as those we receive from the third-party transportation providers that we currently use or may incur additional costs, which in turn would increase our costs and thereby adversely affect our operating results.

If our brand or reputation is damaged, the attractive characteristics that we offer retailers may diminish, which could diminish the value of our business.
We are currently an attractive brand for our customers because our products are high quality and generate a high level of retail sales at a premium margin relative to their shelf space. This is due to both our premium price point and our sales velocity. If our brand or reputation is damaged for any reason, consumers may no longer be willing to pay a premium price for our products and we may no longer be able to generate a high sales velocity at our then-current prices. If we no longer offer these characteristics, retailers may decrease their orders of our products and downgrade the in-store placement of our products, which could have an adverse effect on our business and results of operations.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

BUSINESS

Description of the Business

We are the makers and movers of the Cool Suppliers, an all natural frozen smoothie in a super stylish squeeze pop.

Business Plan

Our flagship product, the Cool Supplier is a clean label, minimal ingredient, all natural frozen smoothie. Part of what it is, is what it is not. It is dairy free, peanut free, gluten free, fat free, and further it does not contain high fructose corn syrup, artificial flavors, or artificial colors. The delicious contents The Cool Suppliers are currently sold in nearly 10,000 convenience stores across the United States. In 2018 we landed our first grocery chain, Shop Rite as well. HydroLite is sold in grocery chains such as Whole Foods as well as health and specialty food stores. HydroLite is packaged in 12 ounce stackable, spherical PET bottle, and wrapped with colorful, eye-catching labels and currently comes in fruit punch, grape, orange and berry flavors and is sold in mass- market retailers throughout the United States. HydroLite is also sold in Canada, Australia and New Zealand. HydroLite is also available for purchase online at http://www.hydrolitedrinks.com. We intend to expand the HydroLite presence and become a premium health conscious choice. Our products are for thinking individuals who care about their bodies and the environment. Our bottles are made with 100% recycled materials and are biodegradable. We want to continue to deepen our relationship with national and regional retailers such as Whole Foods and develop new channels with boutique groceries and gyms. Many luxury gyms have cafes or food shops and we intend to be on their shelves. We plan to further extend our distribution of HydroLite into Europe, Northern Africa, the Middle East and Asia.

History of the Business

The Founder, Timothy Kostenko was in bankruptcy in 2012, as result of a company he financed that defaulted on their debt obligations.

The Company's Products and/or Services

Product / Service	Description	Current Market
CoolSupplier	an all natural frozen blend of fruits, water, and plants	We are making our products available in convenience stores, grocery stores, schools, corporate cafes, music festivals, stadiums, and home freezers.

With the purchase of our own equipment we will be able to experiment more and introduce many, new limited edition flavors, seasonal varieties and interesting collaborations.

Currently we run our own direct store distribution in several markets (NYC, LA, Baltimore, and Las Vegas) and have begun pairing with larger 3rd party distributors in other markets across the USA.

Competition

The Company's primary competitors are Nestle, Unilever, Wells Blue Bunny.

Our bottom up strategy has given us first mover advantage into many smaller format, convenience stores around the USA. We leverage our underground brand status and generate enthusiasm among entrepreneurial types. We utilize their talent and market understanding to build a core following at retail. From there we engage in 3rd party distribution to add layer to the bottom up approach. Beyond the convenience stores, we move into food service categories like schools, corporate cafes, amusement parks, and summer camps.

Customer Base

Our customer base currently is the owners and customers of neighborhood convenience stores. We sell into over 7500 stores like this around the USA.

Intellectual Property

Copyright Registrations

Registration #	Title	Description	Registration Date
4,880,912	icey	For edible fruit ices, edible ices, flavored ices, frozen confections, namely ices; fruit ices, Italian ice, in class 30 (US CL 46)	January 5, 2016

Governmental/Regulatory Approval and Compliance

We are subject to US Department of Agriculture rules and regulations.

Litigation

There are no existing legal suits pending, or to the Company's knowledge, threatened, against the Company.

Other

The Company's principal address is 20 Silver Fox Lane, 20 SILVER FOX LN, SUSSEX, NJ 07461

The Company has the following additional addresses:

The Company conducts business in NEW YORK and New Jersey.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors

The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Timothy Kostenko

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Founder and Managing Member January 8, 2012 - current

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Running the business

_____

Name

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

_____

Officers

The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Timothy Kostenko

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Founder and Managing Member January 8, 2012 - current

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Running the business

Name

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

---

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to New Jersey law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 3 employees in New York, United States.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	LLC/Membership Interests
Amount outstanding	100,000,000
Voting Rights	none
Anti-Dilution Rights	none
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	

Type of security	Crowd Note
Amount outstanding	
Voting Rights	
Anti-Dilution Rights	
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	

The Company has the following debt outstanding:

Type of debt	
Name of creditor	Able Lenders
Amount outstanding	$600,000.00
Interest rate and payment schedule	12%, monthly
Amortization schedule	2020
Describe any collateral or security	none
Maturity date	March 20, 2018
Other material terms	

Type of debt	Line of credit
Name of creditor	Lakeland Bank

Amount outstanding	$25,000.00
Interest rate and payment schedule	6.9%, monthly
Amortization schedule	
Describe any collateral or security	none
Maturity date	April 6, 2023
Other material terms	

The total amount of outstanding debt of the company is $200,000

The Company has conducted the following prior Securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
Crowd Note					Regulation CF

Ownership

Company Ownership: Breakneck Road LLC 99% Timothy Kostenko 1%

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned
Timothy Kostenko	100.0%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Recent Tax Return Information

Total Income	Taxable Income	Total Tax
$592,173.00	$53,820.00	$0.00

Operations

2014 - Sold 100,000 units 2015 - Sold 250,000 units 2016 - Sold 600,000 units 2017 - Sold 1 million units Our greatest challenge is liquidity as it ties to production. We are in a co-pack relationship that requires us to produce and pay for very large amounts of product up front. This forces us to over manufacture, warehouse materials for longer periods, carry debt, and leaves little room for any delays in receivables. Nonetheless, we have still been able to turn a profit.

We run a pretty lean operation. Our two biggest catalysts for improving profitability are: 1. opening new markets 2. more manageable production runs

Liquidity and Capital Resources

On 12.6.2018 the Company conducted an offering pursuant to Regulation CF and raised $[42,812].

The Company does not have any additional sources of capital other than the proceeds from the Regulation CF Offering.

Capital Expenditures and Other Obligations

The Company intends to make the following material capital expenditures in the future:
With the proceeds of this offering we intend to purchase a rotary filler.

Material Changes and Other Information

Trends and Uncertainties

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a family member of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

Loans

Related Person/Entity	Timothy Kostenko
Relationship to the Company	Family members
Total amount of money involved	$60,000.00
Benefits or compensation received by related person	12% interest rate on money loaned
Benefits or compensation received by Company	company was loaned money
Description of the transaction	able lenders created a crowd sourced debt obligation.

Conflicts of Interest

To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

OTHER INFORMATION

The Company's has not failed to comply with the ongoing reporting requirements of Regulation CF § 227.202 in the past.

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/Timothy Kostenko

(Signature)

Timothy Kostenko

(Name)

Managing Member

(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/Timothy Kostenko

(Signature)

Timothy Kostenko

(Name)

Managing Member

(Title)

_____(Date)_____

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

I, Timothy Kostenko, being the founder of NY Scoops LLC, a Limited Liability Company (the "Company"), hereby certify as of this that:

(i) the accompanying unaudited financial statements of the Company, which comprise the balance sheet as of December 31, 2019 and the related statements of income (deficit), stockholder's equity and cash flows for the year ended December 31, 2019, and the related noted to said financial statements (collectively, the "Financial Statement"), are true and complete in all material respects; and

(ii) while the Company has not yet filed tax returns for the year ending December 31, 2019, any tax return information in the Financial Statements reflects accurately the information that would be reported in such tax returns.

/s/Timothy Kostenko

(Signature)

Timothy Kostenko

(Name)

Managing Member

(Title)

(Date)

EXHIBITS

Exhibit A   Financial Statements

EXHIBIT A

Financial Statements

Cool Suppliers

BALANCE SHEET

As of December 31, 2019

	TOTAL
ASSETS	
Current Assets	$226,964.59
Fixed Assets	$318,029.79
Other Assets	$25,604.09
TOTAL ASSETS	**$570,598.47**
LIABILITIES AND EQUITY	$570,598.47

Cool Suppliers

PROFIT AND LOSS

January - December 2019

	TOTAL
Income	$225,128.86
Cost of Goods Sold	$128,606.43
GROSS PROFIT	$96,522.43
Expenses	$131,110.73
NET OPERATING INCOME	$ -34,588.30
Other Income	$1,624.02
Other Expenses	$980.00
NET OTHER INCOME	$644.02
NET INCOME	$ -33,944.28